Exhibit 99.14

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

SEPTEMBER 30, 2022

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	September 30,	December 31,
	2022	2021
Current assets
Cash and cash equivalents	$4,878	$7,316
Trade and other receivables	4,233	1,999
Deposits and prepaid expenses	1,407	587
	10,518	9,902

Non-current assets
Property, plant and equipment (Note 4)	162,060	147,076
Right of use assets	56	38
	162,116	147,114
Total assets
	$172,634	$157,016

Current liabilities
Trade and other payables	$6,883	$3,145
Current portion of loans and borrowings (Note 6)	-	1,000
Lease payable	26	43
Fair value of commodity contracts (Note 2)	770	1,891
	7,679	6,079

Non-current liabilities
Loans and borrowings (Note 6)	15,855	15,866
Asset retirement obligations	1,617	1,398
Fair value of commodity contracts (Note 2)	99	585
Lease payable	27	-
	17,598	17,849

Equity
Share capital	296,221	296,060
Contributed surplus	23,206	22,948
Deficit	(172,070)	(185,920)
Total equity	147,357	133,088

Total equity and liabilities	$172,634	$157,016

1

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Revenue
Oil and natural gas revenue, net of royalties (Note 9)	$9,851	$3,909	$27,826	$10,717
Other income	16	1	45	2
	9,867	3,910	27,871	10,719
Expenses
Production and operating expenses	1,216	742	3,487	2,209
Depletion and depreciation (Note 4)	1,860	874	5,086	2,679
General and administrative expenses	905	650	2,435	2,075
Share based compensation (Note 8)	75	-	232	-
Gain on forgiven loan	-	-	-	(303)
	4,056	2,266	11,240	6,660
Finance income
Unrealized gain on financial commodity contracts (Note 2)	4,648	-	1,608	-
Interest income	-	-	3	-
	4,648	-	1,611	-
Finance expense
Realized loss on financial commodity contracts (Note 2)	856	780	3,646	1,722
Unrealized loss on financial commodity contracts (Note 2)	-	11	-	2,953
Interest on loans and borrowings	281	237	718	700
Accretion	8	6	20	19
Foreign exchange loss	15	2	8	3
	1,160	1,036	4,392	5,397

Net income (loss) and comprehensive income ( loss)	$9,299	$608	$13,850	$(1,338)

Basic and diluted net income (loss) per share (Note 5)	$0.26	0.03	0.39	(0.06)

See accompanying notes to the condensed consolidated interim financial statements.

2

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited, Expressed in Thousands of United States Dollars, except number of common shares)

	Number of common shares	Share capital	Contributed Surplus	Deficit	Total Equity

Balance at January 1, 2021	23,292,262	$289,622	$22,948	$(256,922)	$55,648
Net loss for the period	-	-	-	(1,338)	(1,338)
Balance at September 30, 2021	23,292,262	$289,622	$22,948	$(258,260)	$54,310

Balance at January 1, 2022	35,258,778	$296,060	$22,948	$(185,920)	$133,088
Share based compensation (Note 8)	-	-	258	-	258
Rights offering	357,143	161			161
Net income for the period	-	-	-	13,850	13,850
Balance at September 30, 2022	35,615,921	$296,221	$23,206	$(172,070)	$147,357

See accompanying notes to the condensed consolidated interim financial statements.

3

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30

(Unaudited, Expressed in Thousands of United States Dollars)

	2022	2021

Cash flows from operating activities
Net income (loss)	$13,850	$(1,338)
Adjustments for:
Depletion and depreciation (Note 4)	5,086	2,679
Accretion	20	19
Unrealized loss (gain) on financial commodity contracts	(1,608)	2,953
Share based compensation (Note 8)	232	-
Unrealized foreign exchange loss	14	-
Amortization of loan acquisition costs	74	89
Other non-cash income	(16)	(303)
Change in non-cash working capital (Note 3)	(1,708)	392
Net cash from operating activities	15,944	4,491

Cash flows from investing activities
Additions to property, plant and equipment (Note 4)	(19,913)	(137)
Proceeds from sale of assets, net	124	-
Change in non-cash working capital (Note 3)	2,381	(1,749)
Net cash used in investing activities	(17,408)	(1,886)

Cash flows from financing activities
Proceeds from equity offering, net	161	-
Proceeds from loans and borrowings	-	280
Repayment of long term debt	(1,085)	(3,369)
Lease payments	(49)	(56)
Net cash from financing activities	(973)	(3,145)

Foreign exchange effect on cash and cash equivalents	(1)	-

Change in cash and cash equivalents	(2,438)	(540)
Cash and cash equivalents, beginning of period	7,316	920
Cash and cash equivalents, end of period	$4,878	$380

See accompanying notes to the condensed consolidated interim financial statements.

4

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Kolibri Global Energy Inc. (the “Company” or “KEI”), was incorporated under the Business Corporations Act (British Columbia) on May 6, 2008. KEI is an international energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. The Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQX under the stock symbol KGEIF.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” following the same accounting policies, except as described in Note 3, and methods of computation as the annual consolidated financial statements of the Company for the year ended December 31, 2021. The disclosures provided below are incremental to those included with the annual consolidated financial statements and certain disclosures, which are normally required to be included in the notes to the annual consolidated financial statements, have been condensed or omitted. These condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company’s annual filings for the year ended December 31, 2021.

On May 16, 2022, a share consolidation was completed on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. All information related to earnings per share, issued and outstanding common shares, stock options and per share amounts in the financial statements have been retrospectively adjusted to reflect the share consolidation. See Note 7 for more information.

The condensed consolidated interim financial statements were approved by the Company’s Board of Directors on November 3, 2022.

2.	FINANCIAL RISK MANAGEMENT

Credit Risk

The Company’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas business and are subject to normal credit risks. Concentration of credit risk is mitigated by marketing to numerous purchasers under normal industry sale and payment terms. The Company routinely assesses the financial strength of its customers. The Company is exposed to certain losses in the event of non-performance by counterparties to commodity price contracts. The Company mitigates this risk by entering into transactions with highly rated financial institutions.

Commodity price risk

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

2.	FINANCIAL RISK MANAGEMENT (continued)

At September 30, 2022 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity Contract	Period	(BBLS)	($/BBL)
Oil – WTI Swap	October 1, 2022 to December 31, 2022	6,000	$102.05
Oil – WTI Swap	October 1, 2022 to December 31, 2022	12,000	$103.30
Oil – WTI Swap	October 1, 2022 to December 31, 2022	30,000	$57.05
Oil – WTI Swap	January 1, 2023 to May 31, 2023	45,000	$56.02
Oil – WTI Swap	January 3, 2023 to December 31, 2023	36,000	$90.45
Oil – WTI Swap	June 1, 2023 to December 31, 2023	63,000	$64.90
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collar	January 2, 2024 to June 28, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collar	June 3, 2024 to June 28, 2024	8,000	$60.00 - $78.15

The estimated fair value results in a $0.9 million liability as of September 30, 2022 (December 31, 2021: $2.5 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $0.8 million and a long term liability of $0.1 million (December 31, 2021: current liability of $1.9 million and long term liability of $0.6 million).

In October 2022, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity Contract	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	January 3, 2023 to December 29, 2023	48,000	$70.00 - $94.00
Oil – WTI Costless Collars	January 2, 2024 to June 28, 2024	24,000	$65.00 - $86.00
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Realized loss on financial commodity contracts	$(856)	$(780)	$(3,646)	$(1,722)

Unrealized gain (loss) on financial commodity contracts	$4,648	$(11)	$1,608	$(2,953)

The Company classifies fair value measurements according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 fair value measurements are based on unadjusted quoted market prices.

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

2.	FINANCIAL RISK MANAGEMENT (continued)

Level 2 fair value measurements are based on valuation models and techniques where the significant inputs are derived from quoted indices.

Level 3 fair value measurements are based on unobservable information.

The Company’s cash and cash equivalents are classified as Level 1 and the commodity derivative contracts are classified as Level 2.

3.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash flow working capital is comprised of:

	Nine months ended September 30,
	2022	2021

Trade and other receivables	$(2,234)	(173)
Deposits and prepaid expenses	(820)	(99)
Trade and other payables	3,738	(1,086)
Foreign currency	(11)	1
	$673	(1,357)

Related to operating activities	$(1,708)	392

Related to investing activities	$2,381	(1,749)

7

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

4.	PROPERTY, PLANT AND EQUIPMENT

	Oil and Natural Gas Interests	Processing and Other Equipment	Total
Cost or deemed cost
Balance at January 1, 2021	$125,490	$1,379	$126,869
Additions	806	-	806
Impairment reversal	70,820	-	70,820
Balance at December 31, 2021	$197,116	$1,379	$198,495
Additions (a)	20,130	5	20,135
Disposals	(102)	(6)	(108)
Balance at September 30, 2022	$217,144	$1,378	$218,522

Accumulated depletion and depreciation
Balance at January 1, 2021	$46,586	$1,304	$47,890
Depletion and depreciation for the period	3,509	20	3,529
Balance at December 31, 2021	$50,095	$1,324	$51,419
Depletion and depreciation for the period	5,031	12	5,043
Balance at September 30, 2022	$55,126	$1,336	$56,462

Net carrying amounts

At December 31, 2021	$147,021	$55	$147,076
At September 30, 2022	$162,018	$42	$162,060

(a)	Includes non-cash additions of $26 from capitalized stock-based compensation and $199 from assets related to ARO liabilities.

There were no indicators of impairment at September 30, 2022.

5.	EARNINGS PER SHARE

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Basic Earnings per share

Net income (loss)	$9,299	$608	$13,850	$(1,338)

Weighted average number of common shares - basic	35,616	23,292	35,608	23,292
Net income (loss) per share – basic	$0.26	$0.03	$0.39	$(0.06)

Diluted earnings per share

Net income (loss)	$9,299	$608	$13,850	$(1,338)

Effect of outstanding options	373	(a)	301	(a)

Weighted average number of common shares - diluted	35,989	23,292	35,909	23,292

Net income (loss) per share – diluted	$0.26	$0.03	$0.39	$(0.06)

(a)	All options were anti-dilutive in 2021.

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

6.	LOANS AND BORROWINGS

In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The credit facility has an initial borrowing base of $20.0 million and the Company has an available borrowing capacity of $3.8 million at September 30, 2022. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. In October 2022, the bank redetermined the credit facility and increased the borrowing base to $25 million. The next redetermination will be in the second quarter of 2023. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts, the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, stock based compensation expense and unrealized gains or losses on commodity contracts.

The Company was in compliance with both covenants for the quarter ended September 30, 2022. At September 30, 2022, the Current Ratio of the US Subsidiary was 2.1 to 1.0 and the Maximum Leverage Ratio was 0.8 to 1.0 for the three months ended September 30, 2022.

At September 30, 2022, loans and borrowings of $16.2 million (December 31, 2021: $17.0 million) are presented net of loan acquisition costs of $0.3 million (December 31, 2021: $0.1 million).

7.	SHARE CAPITAL

On May 16, 2022, a share consolidation was completed on the basis of one post-consolidation common share for every ten pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 356,159,098 common shares to 35,615,921 common shares. The common shares commenced trading on the Toronto Stock Exchange on a post-consolidation basis on the opening of trading May 19, 2022. The exercise price and the number of shares issuable under the Company’s outstanding stock options were proportionately adjusted upon the completion of the consolidation. All information related to earnings per share, issued and outstanding common shares, stock options and per share amounts in the financial statements have been retrospectively adjusted to reflect the share consolidation.

9

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

8.	SHARE BASED COMPENSATION

The Company has an option program that entitles officers, directors, employees and certain consultants to purchase shares in the Company. Options are generally granted at the market price of the shares at the date of grant, have a five year term and vest over two years.

The number and weighted average exercise prices of share options are as follows:

	Nine months ended September 30,
	2022		2021

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at January 1	143,500	5.00	465,500	4.50
Granted	634,500	0.93
Expired/cancelled	-	-	(290,500)	4.40
Outstanding at September 30	778,000	1.68	175,000	4.70

Exercisable at September 30	329,999	2.62	175,000	4.70

The range of exercise prices of the outstanding stock options is as follows:

Range of exercise prices	Number of outstanding stock options	Weighted average exercise price	Weighted average Contractual life (years)

$5.00 to $6.00	97,000	$5.70	0.5
$1.80 to $4.90	121,500	$2.51	3.3
$0.80	559,500	$0.80	4.3
	778,000	$1.68	3.6

Share based compensation was recorded as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Expensed	$75	$-	$232	$-

Capitalized	$4	$-	$26	$-

10

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

9.	REVENUES

Revenue is recognized when the performance obligations are satisfied and revenue can be reliably measured. Revenue is measured at the consideration specified in the contracts and represents amounts receivable for goods or services provided in the normal course of business, net of discounts, customs duties and sales taxes. All revenue is based on variable prices. Performance obligations associated with the sale of crude oil, natural gas, and natural gas liquids are satisfied at the point in time when the products are delivered to and title passes to the customer. Performance obligations associated with processing services, transportation, and marketing services are satisfied at the point in time when the services are provided.

Oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms. Revenues for oil are typically collected on the 20th day of the month following production, while natural gas and NGL revenues are collected by the 45th day of the month following production.

The following table presents the Company’s gross oil and gas revenue disaggregated by revenue source:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Oil revenue	$10,773	$4,104	$31,317	$11,528
Natural gas revenue	1,020	320	2,161	842
NGL revenue	873	564	2,443	1,314
	12,666	4,988	35,921	13,684
Royalties	(2,815)	(1,079)	(8,095)	(2,967)
	$9,851	$3,909	27,826	$10,717

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION

The Company defines its reportable segments based on the countries where it conducts business.

Three months ended September 30, 2022

	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$9,851	$-	$9,851
Other income	16	-	16
	9,867	-	9,867

Production and operating expenses	1,216	-	1,216
Depletion and depreciation	1,860	-	1,860
General and administrative expenses	699	206	905
Share based compensation	27	48	75
	3,802	254	4,056

Finance income	4,648	-	4,648
Finance expense	(1,145)	(15)	(1,160)
Net income (loss)	$9,568	$(269)	$9,299

Total Assets	$172,487	$147	$172,634

Capital expenditures	$4,940	$-	$4,940

Nine months ended September 30, 2022

	United States	Canada	Total

Oil and natural gas revenues, net of royalties	$27,826	$-	$27,826
Other income	51	(6)	45
	27,877	(6)	27,871

Production and operating expenses	3,487	-	3,487
Depletion and depreciation	5,086	-	5,086
General and administrative expenses	1,981	454	2,435
Share based compensation	161	71	232
	10,715	525	11,240

Finance income	1,608	3	1,611
Finance expense	(4,384)	(8)	(4,392)
Net income (loss)	$14,386	$(536)	$13,850

Total Assets	$172,487	$147	$172,634

Capital expenditures	$19,913	$-	$19,913

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Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2022 and 2021

(Unaudited, expressed in Thousands of United States dollars except per share information)

10.	SEGMENTED INFORMATION (continued)

Three months ended September 30, 2021

	United States	Canada and Other	Total

Oil and natural gas revenues, net of royalties	$3,909	$-	$3,909
Other income	1	-	1
	3,910	-	3,910

Production and operating expenses	742	-	742
Depletion and depreciation	874	-	874
General and administrative expenses	549	101	650
	2,165	101	2,266

Finance expense	(1,034)	(2)	(1,036)
Net income (loss)	$711	$(103)	$608

Total Assets	$79,275	$98	$79,373

Capital expenditures	$137	$-	$137

Nine months ended September 30, 2021

	United States	Canada	Total

Oil and natural gas revenues, net of royalties	$10,717	$-	$10,717
Other income	2	-	2
	10,719	-	10,719

Production and operating expenses	2,209	-	2,209
Depletion and depreciation	2,679	-	2,679
General and administrative expenses	1,710	365	2,075
Other income	(303)	-	(303)
	6,295	365	6,660

Finance expense	(5,394)	(3)	(5,397)
Net income (loss)	$(970)	$(368)	$(1,338)

Total Assets	$79,275	$98	$79,373

Capital expenditures	$137	$-	$137

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